82-913

J Sainsbury plc

03 MAR 10 AM 7:21

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Avenue
Washington DC20549
USA

03007304

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 28 February 2003

SUPPL

Dear Sir

Sainsbury's Pension Update

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 28 February 2003 in respect of Sainsbury's Pension Update.

Yours sincerely

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

Enc

dlw 3/13

Registered office as above
Registered number 185647 England

J Sainsbury plc Announces Pension Changes

Following a review of its pension arrangements, J Sainsbury plc is introducing new pension plans and making changes to existing schemes as a result of the continuing decline in equity markets. The new arrangements will be introduced on 28 March 2004.

The next triennial actuarial valuation of the company's pension schemes is on 29 March 2003 and results will be announced towards the end of this year. Sainsbury's expects this valuation to reveal a funding deficit. It is therefore putting further plans in place now to safeguard the security of benefits for members but at the same time reduce its deficit and the pension fund liabilities. The company has already taken a number of steps by closing its final salary scheme to new members and introducing a stakeholder plan. Additional voluntary employer contributions of £15m were made last year and will be again this year. In addition investment risk has been addressed through changes in asset allocation.

The new arrangements are:

- The introduction of a Career Average Scheme as an alternative to higher contributions required for members staying in the current final salary scheme. Contributions in the Career Average Scheme will be at the same level of 4.25% and contributions in the Final Salary Scheme will increase to 7.00%

- Changes to the early retirement, and death/ill health payments are also being made to the company's current schemes which will reduce liabilities, whilst at the same time life cover for death in service is being increased.

- Based on current information Sainsbury's estimates a funding rate of 14% (the last actuarial valuation of the final salary scheme at March 2000 established the required company contribution at 8.5%) for its defined benefits schemes resulting in an increase in pensions contributions of around £15m for 2003/04. The final rate will be set after the result of the March 2003 valuation is known.

Sir Peter Davis, Sainsbury's group chief executive, said,

"These actions will go a long way to reduce our funding deficit and are in the best interests of both our colleagues and our shareholders. Sainsbury's will increase its contribution so that it remains at double the rate of an individual who opts to stay in the final salary scheme. Although in the past, both the company and members of the schemes have benefited from surpluses, the Company has never taken a pensions holiday.

"I am glad that we have been able to offer colleagues a choice of what to do in the light of their own circumstances. In addition we have given them six months to decide and it will be twelve months before any changes will take effect.

"These measures together with a reward policy which has moved towards greater emphasis on non-pensionable bonus and share scheme benefits will result in the funding deficit being significantly reduced. I believe these proposals are fair to both colleagues and shareholders "

J Sainsbury plc

03 MAR 10 AM 7:21

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Avenue
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 25 February 2003

SUPPL

Dear Sir

Sainsbury's Intention to sell J Sainsbury Developments Ltd

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 25 February 2003 in respect of Sainsbury's intention to sell J Sainsbury Develpments Limited.

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

Enc

G:\REGSHARE\Compliance\Close\securities.ssl.intention.sell.jsdl.jan.03.doc

SAINSBURY'S ANNOUNCES ITS INTENTION TO SELL J SAINSBURY DEVELOPMENTS LTD

J Sainsbury plc announces today that it is exploring opportunities to sell J Sainsbury Developments Ltd (JSD), the specialist property trading and development arm of Sainsbury's Property Company.

JSD is a relatively small part of the Sainsbury's group. In the year to 30 March 2002, JSD contributed an operating profit of £15 million, some 2 per cent of the Group's total operating profit of £679 million.

Created by Sainsbury's some ten years ago, JSD has grown into a successful property trader-developer. The JSD portfolio consists of around 20 projects, with a book value of £141 million as at 30 March 2002. The projects are in various stages of development, ranging from out-of-town retail to in-town mixed-used developments, throughout the UK. These schemes are mostly unrelated to Sainsbury's store development programme.

The JSD team will continue to progress these schemes until the completion of a prospective sale for the business.

Sainsbury's has decided to concentrate activities on its core supermarket portfolio therefore JSD no longer fits strategically into the business.

Simon Webster, Sainsbury's director of Property Planning and Development says:
"Sainsbury's is in a period of intense store expansion and improvement, which is being delivered through a multi-format strategy that allows us to develop our formats to meet the needs of our customers in local markets. This expansion is in support of Sainsbury's business. JSD has developed into a successful property trader-developer, delivering new schemes which mostly do not relate to Sainsbury's supermarket business, therefore, it is an appropriate time for us to consider a disposal."

"Sainsbury's Property Company has been developing its Retail Asset Development team, whose skills focus on adding value to the business by maximising opportunities to develop sites that enhance the Sainsbury's store, whether by way of extension, redevelopment or more recently by re-formatting."

The Corporate Finance team of Jones Lang LaSalle has been retained as marketing advisers for the sale.

For enquiries:
Investor Relations +44 (0) 20 7695 7162 — Media +44 (0) 20 7695 7571
Lynda Ashton — Tina Christou